Exhibit 2.2

EMPLOYMENT SEPARATION AGREEMENT

This EMPLOYMENT SEPARATION AGREEMENT (the “Agreement”) is made and entered into this 13th day of March, 2007, by and between BNC Insurance Services, Inc., an Arizona corporation (the “Company”), and Richard W. Milne, Jr., an individual resident of the State of Arizona (“Executive”).

W I T N E S S E T H:

WHEREAS, Executive and the Company are parties to that certain Amended and Restated Employment Agreement, dated as of October 1, 2006 (the “Employment Agreement”);

WHEREAS, the Company proposes to enter into that certain Purchase and Sale Agreement (the “Purchase Agreement”), by and among the Company, BNCCORP, Inc., a Delaware corporation and indirect parent company of the Company (“BNC”), and Hub International of California Insurance Services, Inc., a California corporation (“Hub”), pursuant to which the Company would agree to sell to Hub substantially all of the assets used or held for use in the Company’s business;

WHEREAS, contemporaneously with the closing of the transaction contemplated by the Purchase Agreement (the “Transaction”), Hub has agreed to employ Executive upon terms and subject to the conditions of a new employment agreement (the “New Agreement”) that has been separately negotiated between Hub and Executive in the form attached hereto as Exhibit A; and

WHEREAS, in consideration of Executive’s assistance and cooperation in the negotiation of the Purchase Agreement and the consummation of the transactions contemplated thereby, upon the closing of the Transaction (the “Closing”), the Company has agreed to pay to Executive a one-time separation payment provided that Executive executes and delivers this Agreement to the Company.

NOW, THEREFORE, in consideration of the mutual promises and respective covenants herein contained, and intending to be legally bound hereby, the parties agree as follows:

1.             Termination of Employment.  Effective as of the date of the Closing (the “Termination Date”): (a) Executive’s employment relationship with the Company and his right to receive the compensation described in Section 5 of the Employment Agreement shall cease; (b) the Employment Agreement shall terminate and be of no further force or effect, including without limitation those provisions of the Employment Agreement that by their terms survive termination of the Employment Agreement; and (c) Executive shall cease to be an officer of the Company.

2.             Execution of New Employment Agreement.  At the Closing, Executive shall execute and deliver to Hub the New Agreement in accordance with the terms of the Purchase Agreement.

3.             Separation Payment.

(a)           If (i) the Closing occurs, (ii), Executive has complied with his obligations under Section 2 above, and (iii) Executive has not exercised the right of revocation set forth in Section 5(d) below, then the Company shall pay to Executive promptly following the Closing cash in the amount of $500,000.

(b)           If (i) the Closing occurs, (ii), Executive has complied with his obligations under Section 2 above, and (iii) Executive has exercised the right of revocation set forth in Section 5(d) below, then the Company shall pay to Executive promptly following the Closing cash in the amount of $450,000.

4.             Mutual Release.

(a)           Release of Company by Executive.  In consideration of the agreements contained in Section 3 hereof and other good and valuable consideration, effective as of the Termination Date, Executive hereby and forever, irrevocably and unconditionally, waives and releases any and all rights, claims and causes of action against the Company of whatever kind or nature, known or unknown, asserted or unasserted, that may have arisen prior to or that may exist as of the date of Executive’s execution and acceptance of this Agreement.  It is expressly understood and agreed that the claims covered by Executive’s release include, but are not limited to, any and all claims or rights arising or that could be asserted at the date hereof or in the future under the Employee Retirement Income Security Act, 29 U.S.C. § 1001 et seq.; Title VII of the Civil Rights Act of 1964, 42 U.S.C. § 2000e et seq.; the Age Discrimination in Employment Act, 29 U.S.C. § 621 et seq.; the Americans with Disabilities Act, 42 U.S.C. § 12101 et seq.; or any other federal, state, or local statute, law, rule or regulation concerning employment discrimination or under which he may have a cause of action for damages of any type or any claim for recovery of back pay, front pay, or any other type of wages, vacation pay, severance pay, health insurance, profit sharing benefits, retirement benefits, benefits under any employee benefit plan, liquidated damages, punitive damages, compensatory damages, attorneys’ fees, penalties, interest, costs, and any other legally recoverable category of damages or relief he has or ever has had, whether known or unknown, arising from or concerning, either directly or indirectly, his employment by the Company or otherwise concerning the employment relationship.  In addition, it is understood and agreed that by executing this Agreement, Executive waives any claims he may have against the Company based on any other theory of liability, statutory or non-statutory, in contract or in tort, including, but not limited to, claims for wrongful or constructive discharge, breach of any express or implied employment contract or agreement, breach of any covenant of good faith and fair dealing, fraud, defamation, or any personal or emotional injury and any claims he may have to payments or benefits under any employment related agreements including any payment if the Company’s assets or any of the stock of the Company is sold and any payments under any deferred compensation agreements.  It is further understood and agreed that the parties covered by the Executive’s release include the Company, BNC and their respective present and former stockholders, officers, directors, employees, agents, insurers, assigns, predecessors, successors and direct and indirect subsidiaries and that any reference to the Company in this Section 4 is understood to include all of the foregoing persons or entities.  Finally, it is understood and agreed that this release covers only claims existing or arising out of events, actions or circumstances occurring prior to the Termination Date and does not include a release of any obligations of the Company under this Agreement.

(b)           Release of Executive by Company.  Effective as of the Termination Date, the Company irrevocably and unconditionally releases, acquits and forever discharges Executive from any and all actions or causes of action in law or in equity of any nature whatsoever, known or unknown, fixed or contingent, in any way related to or derived from his employment relationship with the Company.

5.             Right of Revocation.  This Agreement is intended to satisfy the requirements of the Older Workers’ Benefit Protection Act (the “OWBPA”).  The following general provisions, along with the other provisions of this Agreement, are agreed to for this purpose:

(a)           It is understood and agreed that Executive has entered into and executed this Agreement voluntarily and that such execution by Executive is not based upon any representations or promises of any kind made by the Company or any of its representatives except as expressly recited in this Agreement.

(b)           Executive further acknowledges that he has read and fully understands each paragraph of this Agreement, that he was advised in writing by the Company to consult with an attorney prior to executing this Agreement, and that he has availed himself of legal or other counsel to the full extent that he desires.

(c)           Executive also acknowledges that he was advised in writing by the Company that he could take up to twenty-one (21) days within which to consider and sign this Agreement and that he has considered this Agreement to the full extent that he desires.  Finally, the Executive agrees and acknowledges that the consideration provided under Section 3 is in addition to any other payments, benefits or other things of value to which he is entitled and that he would not be entitled to any of the consideration provided under Section 3 in the absence of his execution and acceptance of this Agreement.

(d)           Executive shall have seven (7) days following his execution of this Agreement within which to exercise a right of revocation of the release granted in Section 4(a) to the extent (and only to the extent) such release relates to claims and causes of action arising under the OWBPA (if any, the “OWBPA Claims”), and this Agreement will not be enforceable or effective with respect to such release of the OWBPA Claims until the expiration of such seven-day period.  Any such revocation must be communicated in writing and delivered in person or by fax to BNC Insurance Services, Inc., c/o BNCCORP, Inc., 2425 East Camel Back Road, Phoenix, Arizona  85016, Fax no. (602) 852-3560, Attn:  Gregory Cleveland, not later than the close of business on the seventh (7th) day following Executive’s execution of this Agreement.  Otherwise, such revocation shall be of no force or effect.  Notwithstanding Executive’s revocation of the release of the OWPBA Claims pursuant to this Section 5(d), this Agreement shall otherwise remain in full force and effect, enforceable in accordance with its terms, unless and until terminated pursuant to Section 10 below.

6.             Non-disparagement.

(a)           Executive agrees to refrain from making any statements and from taking any actions that disparage or could reasonably be expected to harm the reputation of the Company, its affiliates or any of their respective directors, officers or employees, and agrees that he will not voluntarily assist or otherwise participate in any action or proceeding undertaken by any other person that disparages or could reasonably be expected to materially harm the reputation of the Company, its affiliates or any of their respective directors, officers or employees; provided, that the following shall not be deemed to prevent Executive from providing truthful testimony regarding the Company if compelled to do so pursuant to any subpoena, court order or similar directive or in connection with any proceeding initiated by the Company against Executive.

(b)           The Company agrees to refrain from making any statements and from taking any actions that disparage or could reasonably be expected to harm the reputation of Executive and respectively agree that they will not voluntarily assist or otherwise participate in any action or proceeding undertaken by any other person that disparages or could reasonably be expected to materially harm the reputation of Executive; provided, that the following shall not be deemed to prevent representatives of the Company from providing truthful testimony regarding Executive if compelled to do so pursuant to any subpoena, court order or similar directive or in connection with any proceeding initiated by Executive against the Company, BNC or any of their respective present or former stockholders, officers, directors, employees, agents, insurers, assigns, predecessors, successors and direct or indirect subsidiaries.

7.             Representations and Agreements Concerning Filing of Legal Actions.

(a)           Executive represents and warrants to the Company that, as of the date of this Agreement, he has not filed any lawsuits, complaints, petitions, claims or other accusatory pleadings against the Company or its affiliates in any court or with any governmental agency.  Executive hereby waives any right to claim, receive or accept any monies, damages or other relief awarded as a result of any charge of discrimination or related lawsuit filed by Executive or on Executive’s behalf.

(b)           The Company represents to Executive that, as of the date of this Agreement, it has not filed any lawsuits, charges, complaints, petitions, claims or other accusatory pleadings against Executive in any court or with any governmental agency.  The Company agrees that, to the fullest extent permitted by law, it will not prosecute, nor allow to be prosecuted on its behalf, in any administrative agency, whether state or federal, or in any court, whether state or federal, any claim or demand of any type related to the matters released by the Company in Section 4 above.

8.             Indemnification.  The Company shall indemnify, defend and hold Executive harmless from any action, claim, or cause of action, directly or indirectly, arising out of or related to Executive’s role as a director of BNC National Bank to the fullest extent authorized or permitted by law, as now or hereafter in effect, and such right to indemnification shall inure to the benefit of Executive’s heirs, executors and personal and legal representatives

9.             Confidentiality.  Unless otherwise required by law or deemed necessary or advisable by the Company or its affiliates in order to comply with any applicable disclosure obligations under federal and state securities laws, each party shall keep the terms and conditions of this Agreement confidential.

10.           Termination.  Notwithstanding anything contained herein to the contrary, this Agreement shall terminate and be of no further force or effect if either (a) the Purchase Agreement is terminated in accordance with its terms or (b) the Closing does not occur on or before the 180th day after the date the Purchase Agreement is executed.

11.           Entire Agreement.  This Agreement and the Employment Agreement (unless and until terminated pursuant to Section 1 above) constitute the entire agreement between the parties with respect to the subject matter contained herein and therein, and no statements, oral or written from any source, will alter or vary the provisions contained herein.

12.           Enforceability and Severability.  This Agreement shall be enforced to the fullest extent permissible under the laws and public policies applied in any jurisdiction in which enforcement is sought.  To the extent that any covenant hereunder shall be adjudicated to be invalid, illegal or unenforceable in any one jurisdiction, this Agreement shall be deemed to be amended to delete therefrom or reform the portion thus adjudicated to be invalid, illegal or unenforceable, such deletion or reformation to apply only with respect to the operation of this Section within the particular jurisdiction in which such adjudication is made.  In the event that any one or more of the provisions contained in the Agreement cannot for any reason be so reformed, the same shall not affect the validity or enforceability of any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein; provided, however, that no provision shall be severed if it is clearly apparent under the circumstances that the parties hereto would not have entered into the Agreement without such provision.

13.           Governing Law.  The validity of this Agreement, the construction of its terms and the determination of the rights and duties of the parties hereto shall be construed in accordance with the laws of the State of Arizona, without regard to its conflicts of law provision.

14.           Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

15.           Further Assurances.  Each party hereto agrees to execute and deliver such other documents, and to perform such other acts, as the other party hereto may reasonably request for the purpose of carrying out the purposes or intent of this Agreement.

[Signatures appear on the following page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

BNC INSURANCE SERVICES, INC.

By:	/s/ Gregory K. Cleveland
Gregory K. Cleveland, Treasurer

EXECUTIVE:

/s/ Richard W. Milne, Jr.
Richard W. Milne, Jr.